Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                  June 1, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 908
           Guggenheim ABC High Dividend Strategy Portfolio, Series 10
                              File No. 333-180855
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 908, filed on April 20, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim ABC High Dividend Strategy Portfolio, Series 10 (the "Trust"). This letter serves to respond to your comments.

Security Selection
------------------

     1. Rank on Fundamentals - Please confirm in your response letter that the source for the sector classifications of the companies is FactSet Research Systems, Inc.

     Response: Yes, the source for the sector classifications of the companies is FactSet Research Systems, Inc.

Principal Risks
---------------

      2. In the sixth and seventh bullets of the first paragraph, please delete "or incorporated" or explain why it differs from the disclosure in "Security Selection."

     Response: The disclosure has been revised as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                          ----------------------
                                                                 Morrison Warren